UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TrustFirst, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 Brookview Centre Way, Suite 502
(No. and Street)

Knoxville	Tennessee	37919
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Taylor 865-583-7390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Donald Taylor_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __TrustFirst, Inc._____ , as of __December 31,_____ , 20__19_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TrustFirst, Inc.

**Report on Audit of
Financial Statements**

December 31, 2019

THOMAS FAUST, CPA
Certified Public Accountant

TRUSTFIRST, INC.
TABLE OF CONTENTS

_____

THOMAS FAUST, CPA

Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
TrustFirst, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of TrustFirst, Inc., as of December 31, 2019, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of TrustFirst, Inc. as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TrustFirst, Inc.'s management. My responsibility is to express an opinion on TrustFirst, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to TrustFirst, Inc, in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule l, Computation of Net Capital Under SEC Rule 15c3-1, Schedule ll, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule lll, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of TrustFirst, Inc.'s financial statements. The supplemental information is the responsibility of TrustFirst, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule l, Computation of Net Capital Under SEC Rule 15c3-1, Schedule ll, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule lll, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.





Thomas Faust, CPA, LLC

d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
March 13, 2020



TRUSTFIRST, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

ASSETS

Cash and cash equivalents	$	117,785
Accounts receivable		14,835
Other assets		9,316
Property and Equipment, at Cost,		
Less Accumulated Depreciation of $42,474		-
TOTAL ASSETS	$	141,936

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$	2,495
Payable to clearing agent		663
Accrued expenses		31,323
TOTAL LIABILITIES		34,481

STOCKHOLDER'S EQUITY

Common Stock (No Par Value, authorized 200,000 shares, 100,000 issued, 50,000 outstanding)	354,300
Additional Paid In Capital	161,500
Retained Deficit	(61,984)
Treasury Stock, 50,000 Shares at Cost	(346,361)
TOTAL STOCKHOLDER'S EQUITY	107,455

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	141,936

TRUSTFIRST, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUE		
Security commissions	$	184,056
Underwriting fees		10,000
Revenue from sale of investment company shares		16,861
Fees from investment advisory		235,826
Other income		209,132
TOTAL REVENUE		655,875
EXPENSES		
Commissions		396,441
Occupancy and equipment costs		52,358
Clearing Expense		70,216
Brokerage service expense		48,374
Professional fees		33,233
Office supplies and postage		5,526
Other expenses		6,541
TOTAL EXPENSES		612,689
Net Income Before Income Tax		43,186
Income Tax Benefit (Expense)		(8,915)
NET INCOME	$	34,271
Earnings (Loss) per share of common stock	$	34.27

TRUSTFIRST, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

	Capital Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total
BEGINNING BALANCE	$ 354,300	$ 161,500	$ (285,279)	$ (96,255)	$ 134,266
Additional Paid In Capital	-	-	-	-	-
Purchase of Shares	-	-	(61,082)	-	(61,082)
Net Income	-	-	-	34,271	34,271
ENDING BALANCE	$ 354,300	$ 161,500	$ (346,361)	$ (61,984)	$ 107,455

TRUSTFIRST, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	34,271
Adjustments to reconcile net income to net cash provided by		
operating activities:		
(Increase) decrease in operating assets:		
(Increase) decrease in commissions receivable		48,974
(Increase) decrease in other assets		8,640
(Increase) decrease in tax deferred benefit		970
Increase (decrease) in operating liabilities:		
Increase (decrease) in accounts payable		2,495
Increase (decrease) in payable to clearing agent		(780)
Increase (decrease) in income taxes payable		(326)
Increase (decrease) in accrued expenses		(72,958)
Net cash provided by operating activities		21,286
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Treasury Stock		(61,082)
Net cash used in investing activities		(61,082)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS		(39,796)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		157,581
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	117,785
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES		
Cash Paid During the Year for:		
Interest	$	-
Income Taxes	$	14,833

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements, notes and supplemental schedules are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America (GAAP). Significant accounting policies are:

a. Nature of Operations— TrustFirst, Inc. (the Company), formed in 1995 and located in Knoxville, Tennessee, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) offering securities in stocks, bonds, and options to the general public.

  The Company does not hold security accounts or custodial securities for customers. All security transactions are cleared through Pershing, a subsidiary of The Bank of New York Mellon Corporation who is a member of the New York Stock Exchange (NYSE). The Company's revenue from the services it provides may be affected by securities market conditions.

b. Cash & Cash Equivalents— For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist of demand deposit accounts with banks and clearing accounts with Pershing. The Company maintains $58,700 on deposit with Pershing which is segregated to meet clearing requirements.

c. Use of Estimates— The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions. Those estimates and assumptions affect certain reported amounts and disclosures. Estimates affect the reported amounts of revenues and expenses during the period. Accordingly, actual results could vary from those estimates.

d. Accounts Receivable— Customers' security transactions and resulting commissions are recorded on a trade date basis. Commissions receivable consists of commissions from unsettled trades at year end. Commissions receivable are stated at the amount of subsequent collections on the settlement date. As a result, management believes commissions are fully collectible; and therefore, no allowance for bad debts is required.

e. Revenue Recognition— The Firm earns investment brokerage fees and wealth management fees from its contracts with customers to manage assets for investment, and or to transact on their accounts or to manage assets for investment. Fees that are transaction based are recognized at the point in time that the transaction is executed. Wealth management fees are earned primarily over time as the Firm provides the contracted quarterly services and are generally assessed based on an agreed upon rate of the market value of the assets under management.

  In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers: Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

- Identify the contract with the customer
- Identify the performance obligation
- Determine the transaction price
- Allocate the transaction price to the performance obligation
- Recognize the revenue when the performance obligation is met

f. <u>Income Taxes</u>— Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the net operating loss carry-forwards and the differences between the tax and financial reporting basis for certain assets. The resulting deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. A valuation allowance is also recorded for deferred tax assets when it is more likely than not that some or all the deferred tax asset may not be realized.

The Company also assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. This measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 2: CONCENTRATIONS OF CREDIT RISK

Financial instruments which subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company periodically has cash deposited in financial institutions in excess of Federal Deposit Corporation (FDIC) limits. The Company also maintains several accounts insured by SIPC up to $250,000. There were no uninsured bank balances as of December 31, 2019.

NOTE 3: NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. The Rule requires the maintenance of minimum net capital and prohibits a broker-dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined in the Rule. Minimum net capital for the Company is $5,000; however, the Company cannot distribute income to its shareholder until the capital is at least 120% of the minimum net capital, or $6,000 as of December 31, 2019. At December 31, 2019 net capital as defined by the rules, equaled $91,583. The ratio of aggregate indebtedness was 37.65%. At December 31, 2019, the Company had excess net capital of $86,583.

In addition, the State of Tennessee Department of Commerce and Insurance requires registered investment advisors to maintain $15,000 of net capital.

___

NOTE 4: LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to general creditors at December 31, 2019, and there were no changes in liabilities subordinated to general creditors for the year then ended.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company processes certain trades for Trendz Advisors, a company in which the Company's shareholder owns a majority interest. During the year ended December 31, 2019, the Company received net commission income of approximately $739 from these transactions.

In 2009, the Company's chief executive officer, individually, purchased outstanding stock in the Company held by two other parties. These purchases resulted in the chief executive officer becoming 100% owner of the Company. The Company's chief executive officer, individually, and the two parties also agreed to note payable arrangements which allow for payments of the purchase price for the stock over time. Both parties have been paid in full and the obligations fulfilled.

NOTE 6: CONTINGENCIES

In the normal course of conducting its business, the Company may be involved in legal proceedings. Currently, the Company is not involved in any proceedings related to litigation, claims or assessments against the Company or management. Due to the nature and scope of the Company's business which brings it into regular contact with the general public, a variety of businesses, and multiple governmental entities which regulate and examine its operations, the Company is inherently subject to the hazards of potential litigation, claims and assessments. Additionally, the routine examinations performed by the Company's regulators could result in findings and rule violations which have an adverse effect on the Company. Currently, management is not aware of any such conditions.

NOTE 7: ADVISORY FEES

As of July 1, 2019, the firm sold its Advisory business to Greensview Wealth Management, LLC. The broker/dealer transactional business of Donald Taylor and John Kennedy were sold to Matthew K. Wilkes, who is the owner of Greensview Wealth Management, LLC. All Advisory fees are now paid to Greensview Wealth Management, LLC. Broker/dealer business is processed through TrustFirst, Inc. with all overrides going to Matthew K. Wilkes. TrustFirst retains a small portion of income pertaining to broker/dealer income and certain broker/dealer expenses.

NOTE 8: SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through the date of this report, the date on which the financial statements are available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

TRUSTFIRST, INC.

SCHEDULE l: COMPUTATION OF NET CAPITAL REQUIREMENTS UNDER SEC RULE 15c3-1

AS OF DECEMBER 31, 2019

SCHEDULE l: COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

Total ownership equity from Statement of Financial Condition	$	107,455
less nonallowable assets from Statement of Financial Condition		(15,872)
Net capital before haircuts on securities positions		91,583
Haircuts on Securities		-
Net Capital	$	91,583
Total aggregate indebtedness	$	34,481
Net capital required based on aggregate indebtedness (6-2/3%)		2,299
Ratio of Aggregate Indebtedness to Net Capital		37.65%

Computation of Basic Net Capital Requirement

Net Capital		91,583
less Net Capital Requirement		5,000
Excess Net Capital	$	86,583

Computation of Aggregate Indebtedness

Required Net Capital (Greater of (A) of (B))		
(A) 120% of Minimum Net Capital		6,000
(B) 10% of Total Aggregate Indebtedness		3,448
Net Capital in Excess of Required Amount	$	85,583

RECONCILIATION BETWEEN AUDITED COMPUTATION OF NET CAPITAL TO UNAUDITED NET CAPITAL COMPUTATION AS REPORTED ON DECEMBER 31, 2019 PART llA FILING

At December 31, 2019, there were no material differences between audited net capital, above, and net capital as reported in the Firm's Part llA (unaudited) FOCUS report.

TRUSTFIRST, INC.
SCHEDULE ll: COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2019

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

TrustFirst, Inc. is exempt from the reserve requirements of Rule 15c3-3
 under the provisions of Rule 15c3-3(k)(2)(i) and (k)(2)(ii).

TRUSTFIRST, INC.
SCHEDULE lll: INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2019

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER
  RULE 15c3-3

TrustFirst, Inc. is exempt from the possession and control requirements of Rule 15c3-3
  under the provisions of Rule 15c3-3(k)(2)(i) and (k)(2)(ii).

THOMAS FAUST, CPA

Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors and Stockholders
TrustFirst Inc.

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by TrustFirst Inc. and the SIPC, solely to assist you and SIPC in evaluating TrustFirst Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. TrustFirst Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed, and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part lll for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on TrustFirst Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the TrustFirst Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
March 13, 2020





THOMAS FAUST, CPA

Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
TrustFirst, Inc.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) TrustFirst, Inc., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed exemption from 17 C.F.R. §2 4 0.15c3-3: (k)(2)(i) and (k)(2)(ii), and (2) TrustFirst, Inc. stated that TrustFirst, Inc. has met this exemption provision throughout the year ended December 31, 2019 without exception. TrustFirst, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
March 13, 2020



TRUSTFIRST, INC.
265 BROOKVIEW CENTRE WAY, SUITE 502
KNOXVILLE, TN 37919

EXEMPTION STATEMENT REGARDING RULE 15c3-3

TrustFirst, Inc. (CRD# 39057, SEC# 8-48509) is a $5,000 minimum net capital non-carry, non-clearing broker/dealer and is exempt from reserve requirement, with exemptions, according to Rule 15c3-3(k)(2)(i) "Effectuates all financial transactions with its customers through a Special Account" and (k)(2)(ii) "All customer transactions cleared through another broker-dealer on a fully disclosed basis".

TrustFirst, Inc., used Pershing, LLC as the clearing firm, throughout the year without exception.

TrustFirst, Inc., has met these exemption provisions throughout the year ended December 31, 2019 without exception.

To the best of my knowledge TrustFirst, Inc. has followed all the rules and regulation of Rule 15c3-3 throughout the year ended December 31, 2019.

Sincerely,



Donald Taylor, President
TrustFirst, Inc.
March 5, 2020